iFresh, Inc.

2-39 54th Avenue

Long Island City, New York 10016

July 29, 2019

VIA EDGAR

Katherine Bagley, Staff Attorney

Jacqueline Kaufman, Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4720

Re:	iFresh Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 17, 2019

File No. 001-38013

Dear Sir/Madam:

This letter is being submitted by iFresh Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) by the letter dated July 23, 2019 regarding the Company’s preliminary proxy statement on Schedule 14A filed on July 17, 2019. We are submitting this letter together with the revised draft of the proxy statement (the “Proxy Statement”), which includes changes that reflect responses to the Staff’s comments. We have provided responses to the questions raised by the Staff. For your convenience, we set forth below in bold and italics the comment in your letter followed by our response to the comment.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Opinion of Benchmark to the Board of Directors of IFMK, page 78

1.	We note your response to comment 1. We note that you have provided the requested information in your response letter, but you have not amended your filing to disclose the same. Please amend your filing to disclose the compensation given to Benchmark and the description of the projections provided to Benchmark by your management, as you have provided in your response letter.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised our disclosure on page 78 in the Proxy Statement to indicate the compensation given to Benchmark and the description of the projections provided to Benchmark.

iFresh, Inc.

2-39 54th Avenue

Long Island City, New York 10016

General

2.	We note your response to comment 3 and your amended financial statements, but these are not fully responsive to our comment. In this regard, please update your pro forma financial statements to be as of and for the period ending March 31, 2019. See Item 14(b)(10) of Schedule 14A.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included in the Proxy Statement our pro forma financial statements as of and for the period ended March 31, 2019.

We hope this response has addressed all of the Staff’s comment. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

Sincerely,

iFresh, Inc.

/s/ Long Deng
Long Deng
Chief Executive Officer